Mail Stop 4561

July 28, 2008

VIA U.S. MAIL AND FAX (704) 940-2957

Mr. Frank C. Spencer
Chief Executive Officer
Cogdell Spencer Inc.
4401 Barclay Downs Drive, Suite 300
Charlotte, North Carolina 28209

      Re: **Cogdell Spencer Inc.**
             Form 10-K for the year ended December 31, 2007
             Filed March 17, 2008
             File No. 001-32649

Dear Mr. Spencer:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                Sincerely,

                Daniel L. Gordon
                Branch Chief